September 24, 2018

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

       Re: Comcast Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed January 31, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed July 26, 2018
           File No. 001-32871

Dear Mr. Roberts:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Note 3: Revenues
NBCUniversal Segments
Distribution, page 11

1. Please identify the specific products and/or services transferred to your customers within your distribution and affiliate agreements. Tell us if you have combined any products and/or services for purposes of determining your performance obligations. Specifically address if these arrangements contain a video-on-demand library. Tell us if you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate. Please also describe the judgements used in
 Brian L. Roberts
Comcast Corporation
September 24, 2018
Page 2
      determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-17.
Content Licensing, page 11

2. Please tell us if content licensing agreements include promises to provide content libraries. If these arrangements are material, please tell us how you considered if existing content and new content represent separate performance obligations and explain how you considered judgments in determining both amounts allocated to and the timing of satisfaction of each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-
      17.
3. For content licensing agreements that include variable pricing, you disclose that you recognize revenue as variable amounts become known. Please further clarify your statement and tell us how you consider amounts earned when there is a lag in reporting.
      Please refer to ASC 606-10-32-5 and 606-10-50-20.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas,
Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-
3815 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian L. Roberts
                                                            Division of
Corporation Finance
Comapany NameComcast Corporation
                                                            Office of
Telecommunications
September 24, 2018 Page 2
cc:       Elizabeth Wideman
FirstName LastName